Exhibit 21.1

ScanSource, Inc.

Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Percentage of Voting Securities Owned by ScanSource, Inc

4100 Quest, LLC	South Carolina	100%

ScanSource Properties, LLC	South Carolina	100%

ChannelMax, Inc.	South Carolina	90%

ScanSource Canada, Inc.	British Columbia	100%

ScanSource de Mexico S De RL De CV	Mexico	60%

Outsourcing Unlimited, Inc.	Georgia	64%

Netpoint International, Inc.	Florida	60%

ScanSource France SARL	France	100%

ScanSource Europe Limited	United Kingdom	100%

ScanSource UK Limited	United Kingdom	100%

ScanSource Europe SRPL	Belgium	100%